UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                     ----------------------------------

                                SCHEDULE 13G
                               (RULE 13d-102)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
        TO RULES 13(d)-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                         PURSUANT TO RULE 13d-2(b)
                             (AMENDMENT _____)<F1>

                       COMMUNITY HEALTH SYSTEMS, INC.
----------------------------------------------------------------------------
                              (Name of Issuer)

                   COMMON STOCK, PAR VALUE $.01 PER SHARE
----------------------------------------------------------------------------
                       (Title of Class of Securities)

                                203668 10 8
----------------------------------------------------------------------------
                               (CUSIP Number)

                             DECEMBER 31, 2000
----------------------------------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          |_|      Rule 13d-1(b)
          |_|      Rule 13d-1(c)
          |X|      Rule 13d-1(d)

[FN]
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13G
CUSIP No.  203668 10 8                          PAGE  2  of  8  PAGES


1 NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          FORSTMANN LITTLE & CO. EQUITY PARTNERSHIP-V, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [X]
          (SEE INSTRUCTIONS)

3   SEC USE ONLY

4   CITZENSHIP OR PLACE OF ORGANIZATION

          NEW YORK

  NUMBER OF      5  SOLE VOTING POWER

   SHARES                26,911,990

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH            NONE

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH              26,911,990

                 8  SHARED DISPOSITIVE POWER

                         NONE

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          26,911,990

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [ ]
    EXCLUDES CERTAIN SHARES

          (SEE INSTRUCTIONS)

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          31.3%

12  TYPE OF REPORTING PERSON (See Instructions)

          PN

                             SCHEDULE 13G
CUSIP No.  203668 10 8                          PAGE  3  of  8  PAGES


1 NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          FORSTMANN LITTLE & CO. SUBORDINATED DEBT AND EQUITY
          MANAGEMENT BUYOUT PARTNERSHIP-VI, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [X]
          (SEE INSTRUCTIONS)

3   SEC USE ONLY

4   CITZENSHIP OR PLACE OF ORGANIZATION

          NEW YORK

  NUMBER OF      5  SOLE VOTING POWER

   SHARES                19,222,748

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH            0

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH              19,222,748

                 8  SHARED DISPOSITIVE POWER

                         0

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          19,222,748

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [ ]
    EXCLUDES CERTAIN SHARES

          (SEE INSTRUCTIONS)

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          22.3%

12  TYPE OF REPORTING PERSON (See Instructions)

          PN

                             SCHEDULE 13G
CUSIP No.  203668 10 8                          PAGE  4  of  8  PAGES



Item 1(a).  Name of Issuer:

            Community Health Systems, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            155 Franklin Road, Suite 400
            Brentwood, Tennessee 37027

Item 2(a).  Name of Person Filing:

            This statement is filed by (i) Forstmann Little & Co. Equity Partnership-V, L.P. ("Equity-V") and (ii) Forstmann Little & Co. Subordinated Debt and Equity Management Buyout
            Partnership-VI, L.P. ("MBO-VI").

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            The address of the principal business office of each Reporting Person is:

            c/o Forstmann Little & Co.
            767 Fifth Avenue
            New York, NY 10153

Item 2(c).  Citizenship

            Equity-V and MBO-VI are each New York limited partnerships.

Item 2(d).  Title of Class Securities

            The Securities to which this statement relates are shares of Common Stock, par value $.01 per share, of the Issuer ("Common Stock").

Item 2(e).  CUSIP Number:

            The CUSIP Number for the Common Stock is 203668 10 8.

Item 3. If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

            None of the options apply. This Schedule 13G is being filed pursuant to Rule 13d-1(d).

                             SCHEDULE 13G
CUSIP No.  203668 10 8                          PAGE  5  of  8  PAGES


Item 4.     Ownership.

            (1)   Equity-V:

                  (a)   Amount Beneficially Owned:

                        Equity-V, a New York limited partnership, directly owns 26,911,990 shares of Common Stock. FLC XXX Partnership, L.P., a New York limited partnership having its principal business office at the address set forth in response to Item 2(b) of this statement, is the general partner of Equity-V and, accordingly, may be deemed to share beneficial ownership of these shares of Common Stock, but specifically disclaims any such beneficial ownership pursuant to Rule 13d-4. Theodore J. Forstmann, Nicholas C. Forstmann, Sandra J. Horbach, Thomas H. Lister, Winston W. Hutchins, Erskine B. Bowles (through Tywana LLC, a North Carolina limited liability company having its principal business office at 2012 North Tyron Street, Suite 2450, Charlotte, NC 28202), Jamie C. Nicholls and S. Joshua Lewis, each a United States citizen with his or her principal place of business at the address set forth in response to Item 2(b) of this statement, are the general partners of FLC XXX Partnership, L.P. and (other than Mr. Bowles, Ms. Nicholls, and Mr. Lewis, who do not have any voting or investment power with respect to, or any economic interest in the shares of Common Stock owned by Equity-V) may be deemed to share beneficial ownership of these shares of Common Stock. All the general partners of FLC XXX Partnership, L.P. specifically disclaim any such beneficially ownership pursuant to Rule 13d-4. The shares of Common Stock reported herein reflect the shares beneficially owned as of the date of this
                        Schedule 13G. Equity-V sold 4,463,498 shares of Common Stock on November 3, 2000 pursuant to an underwritten public offering. Prior to that sale, Equity-V owned 31,375,488 shares of Common Stock.

                  (b)   Percent of Class:

                        The shares of Common Stock owned by Equity-V represent approximately 31.3% of the outstanding Common Stock.

                  (c)   Number of Shares as to which such person has:

                        (i)    Sole power to vote or to direct the vote -
                               26,911,990

                        (ii)   Shared power to vote or to direct the vote -
                               None

                        (iii) Sole power to dispose or to direct the disposition of - 26,911,990

                             SCHEDULE 13G
CUSIP No.  203668 10 8                          PAGE  6  of  8  PAGES
                        (iv) Shared power to dispose or to direct the disposition of - None

            (2)   MBO-VI

                  (a)   Amount Beneficially Owned:

                        MBO-VI, a New York limited partnership, directly owns 19,222,748 shares of Common Stock. FLC XXIX Partnership, L.P., a New York limited partnership having its principal business office at the address set forth in response to Item 2(b) of this statement, is the general partner of MBO-VI and, accordingly, may be deemed to share beneficial ownership of these shares of Common Stock, but specifically disclaims any such beneficial ownership pursuant to Rule 13d-4. Theodore J. Forstmann, Nicholas C. Forstmann, Sandra J. Horbach, Thomas H. Lister, Winston W. Hutchins, Erskine B. Bowles (through Tywana LLC), Jamie C. Nicholls and S. Joshua Lewis, each a United States citizen with his or her principal place of business at the address set forth in response to Item 2(b) of this statement, are the general partners of FLC XXIX Partnership, L.P. and (other than Mr. Lister, Mr. Bowles, Ms. Nicholls and Mr. Lewis, who do not have any voting or investment power with respect to, or any economic interest in the shares of Common Stock owned by MBO-VI) may be deemed to share beneficial ownership of these shares of Common Stock. All the general partners of FLC XXIX Partnership, L.P. specifically disclaim any such beneficially ownership pursuant to Rule 13d-4. The shares of Common Stock reported herein reflect the shares beneficially owned as of the date of this
                        Schedule 13G. MBO-VI sold 3,188,195 shares of Common Stock on November 3, 2000 pursuant to an underwritten public offering. Prior to that sale, MBO-VI owned 22,410,943 shares of Common Stock.

                  (b)   Percent of Class:

                        The Shares of Common Stock owned by MBO-VI represent approximately 22.3% of the outstanding Common Stock.

                  (c)   Number of Shares as to which such person has:

                        (i)    sole power to vote or to direct the vote -
                               19,222,748

                        (ii)   shared power to vote or to direct the vote -
                               None.

                        (iii) sole power to dispose or to direct the disposition of - 19,222,748

                        (iv) shared power to dispose or to direct the disposition of - None.

Item 5.   Ownership of Five Percent or Less of a Class.

                             SCHEDULE 13G
CUSIP No.  203668 10 8                          PAGE  7  of  8  PAGES


          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable

Item 9.   Notices of Dissolution of Group.

          Not applicable.

Item 10.  Certifications.

          Not applicable.

                             SCHEDULE 13G
CUSIP No.  203668 10 8                          PAGE  8  of  8  PAGES


                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 23, 2001                 Forstmann Little & Co.
                                         Equity Partnership-V, L.P.

                                         By:   FLC XXX Partnership, L.P.
                                               General Partner

                                         By:   /s/ Thomas H. Lister
                                               ----------------------------
                                               Thomas H. Lister
                                               General Partner

Dated:  January 23, 2001               Forstmann Little & Co. Subordinated
                                         Debt and Equity Management
                                         Buyout Partnership-VI, L.P.

                                         By:   FLC XXIX Partnership, L.P.
                                               General Partner

                                         By:   /s/ Thomas H. Lister
                                               ----------------------------
                                               Thomas H. Lister
                                               General Partner